SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

(Amendment No.)*

LANDMARK APARTMENT TRUST OF AMERICA, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

40009R107

(CUSIP Number)

July 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d–1(b)

[X] Rule 13d–1(c)

[ ] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40009R107

1.	Names of Reporting Persons. 2335887 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,491
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,491

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,491
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%[1]
12.	Type of Reporting Person (See Instructions) PN

1 Based upon 21,762,505 common shares outstanding as of May 6, 2013, as disclosed by Landmark Apartment Trust of America, Inc. in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2013, the issuance by Landmark Apartment Trust of America, Inc. on July 1, 2013 of the 1,840,491 common shares reported in this statement, and the issuance by Landmark Apartment Trust of America, Inc. of an additional 214,724 common shares on July 1, 2013 to another shareholder.

CUSIP No. 40009R107

1.	Names of Reporting Persons. 2335887 Ontario Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,491
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,491

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,491
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%[2]
12.	Type of Reporting Person (See Instructions) CO

2 Based upon 21,762,505 common shares outstanding as of May 6, 2013, as disclosed by Landmark Apartment Trust of America, Inc. in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2013, the issuance by Landmark Apartment Trust of America, Inc. on July 1, 2013 of the 1,840,491 common shares reported in this statement, and the issuance by Landmark Apartment Trust of America, Inc. of an additional 214,724 common shares on July 1, 2013 to another shareholder.

CUSIP No. 40009R107

1.	Names of Reporting Persons. OPTrust Realty Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,491
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,491

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,491
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%[3]
12.	Type of Reporting Person (See Instructions) CO

3 Based upon 21,762,505 common shares outstanding as of May 6, 2013, as disclosed by Landmark Apartment Trust of America, Inc. in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2013, the issuance by Landmark Apartment Trust of America, Inc. on July 1, 2013 of the 1,840,491 common shares reported in this statement, and the issuance by Landmark Apartment Trust of America, Inc. of an additional 214,724 common shares on July 1, 2013 to another shareholder.

CUSIP No. 40009R107

1.	Names of Reporting Persons. OPSEU Pension Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,840,491
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,840,491

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,840,491
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%[4]
12.	Type of Reporting Person (See Instructions) OO

4 Based upon 21,762,505 common shares outstanding as of May 6, 2013, as disclosed by Landmark Apartment Trust of America, Inc. in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2013, the issuance by Landmark Apartment Trust of America, Inc. on July 1, 2013 of the 1,840,491 common shares reported in this statement, and the issuance by Landmark Apartment Trust of America, Inc. of an additional 214,724 common shares on July 1, 2013 to another shareholder.

Item 1(a). Name of issuer:

Landmark Apartment Trust of America, Inc.

Item 1(b). Address of issuer's principal executive offices:

4901 Dickens Road, Suite 101, Richmond, Virginia 23230

2(a). Name of person filing:

(i)	OPSEU Pension Trust
(ii)	OPTrust Realty Inc.
(iii)	2335887 Ontario Inc.
(iv)	2335887 Limited Partnership

2(b). Address or principal business office or, if none, residence:

(i)	1 Adelaide Street E., Suite 1200, Toronto, Ontario M5C 3A7
(ii)	1 Adelaide Street E., Suite 1200, Toronto, Ontario M5C 3A7
(iii)	1 Adelaide Street E., Suite 1200, Toronto, Ontario M5C 3A7
(iv)	1 Adelaide Street E., Suite 1200, Toronto, Ontario M5C 3A7

2(c). Citizenship:

See Item 4 of the attached cover pages

2(d). Title of class of securities:

Common Shares, par value $0.01 per share

2(e). CUSIP Number:

The CUSIP number of the Common Shares is 40009R107

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages

(b)	Percent of Class

See Item 11 of the attached cover pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the attached cover pages

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the attached cover pages

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2013

2335887 LIMITED PARTNERSHIP

By:	2335887 Ontario Inc.,
Its General Partner

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: President

By:	/s/ Joseph Lyn
Name: Joseph Lyn
Title: Vice-President and Secretary

2335887 ONTARIO INC.

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: President

By:	/s/ Joseph Lyn
Name: Joseph Lyn
Title: Vice-President and Secretary

OPTRUST REALTY INC.

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: President

By:	/s/ Joseph Lyn
Name: Joseph Lyn
Title: Secretary

OPSEU PENSION TRUST

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: Managing Director

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: July 9, 2013

2335887 LIMITED PARTNERSHIP

By:	2335887 Ontario Inc.,
Its General Partner

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: President

By:	/s/ Joseph Lyn
Name: Joseph Lyn
Title: Vice-President and Secretary

2335887 ONTARIO INC.

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: President

By:	/s/ Joseph Lyn
Name: Joseph Lyn
Title: Vice-President and Secretary

OPTRUST REALTY INC.

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: President

By:	/s/ Joseph Lyn
Name: Joseph Lyn
Title: Secretary

OPSEU PENSION TRUST

By:	/s/ Robert A.S. Douglas
Name: Robert A.S. Douglas
Title: Managing Director